February 28, 2012

VIA EDGAR CORRESPONDENCE

Mr. Vincent DiStefano

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds (“Registrant”)
(File Nos. 033-45671, 811-06557)

Dear Mr. DiStefano:

This letter responds to the comments on the preliminary proxy filing containing, among other sections, a “Questions and Answers” section (the “Q&A”) and a proxy statement (the “Proxy Statement”) filed on Schedule 14A via EDGAR on December 21, 2011, that were provided to me by telephone on Thursday, December 29, 2011 by the Securities and Exchange Commission staff (the “Staff”).

1. Comment. The Proxy Statement contains a proposal (the “Proposal”) pursuant to which the shareholders of Maryland Municipal Bond Fund (the “Fund”) are asked to approve a change to the Fund’s Rule 35d-1 investment policy such that the Fund will convert (the “Conversion”) from a Maryland state-specific municipal bond fund (the “Current Strategy”) to a short-term municipal bond fund (the “Proposed Strategy”). Please provide more comparative information regarding the investment techniques and risks of the Current Strategy and the Proposed Strategy, including with respect to average duration and maturity, the impacts on the Fund’s risk profile, changes to the Fund’s investment limitations, and the changes in exposure to Maryland state taxes.

Response: The Registrant has added more disclosure to the Proxy Statement as requested.

2. Comment: The Proxy Statement states that under the Proposed Strategy the Fund will invest its assets in short-term municipal strategies with remaining maturities of five years or less. The Staff believes that a short-term bond fund should invest at least 80% of its assets in securities with remaining maturities of three years or less. Please consider revising the remaining maturities from five years to three years.

Response: The Fund’s subadviser anticipates that the Fund’s average weighted maturity of the securities in which the Fund invests will range from 1 to 3 years and defines short-term municipal securities as municipal securities with remaining maturities of five years or less. This definition of “short–term” securities is consistent with the definition used with respect to the Short-Term U.S. Treasury Securities Fund, another series of the Trust.

3. Comment: Please add more disclosure in the Proxy Statement concerning why the Board of Trustees of the Registrant (the “Board”) believes that the Conversion will be in the best interests of the Fund and its shareholders.

Response: The Registrant has added more disclosure to the Proxy Statement as requested.

4. Comment: The Proxy Statement states that the Board will “consider other appropriate options” if the Proposal is not approved by shareholders. Please add more disclosure in the Proxy Statement regarding the options the Board will likely consider if the Proposal is not approved by shareholders.

Response: The Registrant has added more disclosure to the Proxy Statement as requested.

5. Comment: The response to the third question in the “Q&A” section lists the proposed changes to the Fund if the Proposal is approved. Do any of these involve a change to a fundamental investment policy?

Response: No. With the exception of the change to the Fund’s Rule 35d-1 investment policy, all proposed changes to the Fund may be approved solely by the Board without shareholder approval, have been approved by the Board, and will be implemented only in the event that the Fund’s shareholders approve the Proposal.

6. Comment: In the last sentence of the second paragraph under the heading “PROPOSAL 1” on page 2 of the Proxy Statement, please change the phrase “short duration” to “short term” to be consistent with the Fund’s proposed new name.

Response: The Registrant has made the change as requested.

7. Comment: Please clarify in the Q&A section that shareholders can vote in person as well as by mail, telephone or internet.

Response: The Registrant has made the change as requested.

8. Comment: Please insert the required notice of electronic availability.

Response: The Registrant has made the change as requested.

9. Comment: Please provide more information regarding the impact of current economic conditions on municipal funds.

Response: The Registrant has added more disclosure to the Proxy Statement as requested.

10. Comment: Include a further explanation in the Proxy Statement regarding why the Board recommends that the Fund be converted into a short-term municipal fund.

Response: The Registrant has added more disclosure to the Proxy Statement as requested.

11. Comment: Move the information in Appendix A to the main body of the Proxy Statement.

Response: The Registrant has made the change as requested.

12. Comment: Please add pro forma fee tables to the Proxy Statement. The Proxy Statement states that the Fund’s advisory fees will be reduced in connection with the Conversion; will any other fees be impacted?

Response: Effective after the Conversion the Fund will reduce its investment advisory fee from 55 to 35 basis points and, under the Registrant’s Shareholder Servicing Plan, will pay a shareholder and/or administration services fee to qualifying intermediaries, not to exceed 0.15% of the Fund’s average daily net assets. Pro forma fee comparisons detailing these expenses will be included in the Proxy Statement.

13. Comment: Following the Conversion, will the Fund’s investment adviser have the ability to recoup foregone advisory fees? Will the Fund be subject to an expense limitation or similar agreement?

Response: The Fund is the subject of an expense limitation agreement pursuant to which the Fund’s investment adviser and subadviser have contractually agreed to waive fees and reimburse expenses until at least August 1, 2012 in order to keep the Fund’s total annual fund operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, extraordinary expenses and acquired fund fees and expenses) from exceeding 0.80% and 0.65% for the A and I Shares, respectively. Neither the Fund’s investment adviser nor its subadviser may recoup advisory fees foregone as a result of the proposed reduction in the Fund’s advisory fee.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this proxy statement and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this proxy statement does not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3968 if you have any questions concerning the foregoing.

Sincerely,

/s/ Julie A. Tedesco

Julie A. Tedesco

cc:	J. Short
J. O’Donnell